# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: FUELCELL ENERGY INC, CIK 0000886128
CUSIP: 35952H700
Title of class of securities: Common stock, par value $0.0001 per share
Address of issuer's principal executive offices: 3 Great Pasture Road,, Danbury, Connecticut (CT), 06810
Date of event which requires filing of this statement: 10/07/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001075186

## Reporting persons
- Alex Meruelo: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 6,001,029; sole dispositive power 0; shared dispositive power 6,001,029; aggregate amount beneficially owned 6,001,029 (7.5% of the class)
  Comment: (1) The amounts in Rows 6, 8 and 9 consist of (i) 5,960,529 shares of Common Stock held directly by the Trust, and (ii) 40,500 shares of Common Stock held by Liset Meruelo. Mr. Meruelo is the sole trustee of the Trust. Mr. Meruelo disclaims beneficial ownership of the shares held by Liset Meruelo except to the extent of any voting power or investment power he may have or share. (2) The percentage in Row 11 is calculated as described in Item 4.
- Alex Meruelo Living Trust: type of reporting person: other (OO); citizenship or place of organization: California (CA); sole voting power 0; shared voting power 5,960,529; sole dispositive power 0; shared dispositive power 5,960,529; aggregate amount beneficially owned 5,960,529 (7.5% of the class)
  Comment: The percentage in Row 11 is calculated as described in Item 4.

## Item 1. Issuer
Name of issuer: FUELCELL ENERGY INC
Address of issuer's principal executive offices: 3 Great Pasture Road, Danbury, Connecticut 06810

## Item 2. Person Filing
Name of person filing: This statement is filed jointly by Alex Meruelo ("Mr. Meruelo") and the Alex Meruelo Living Trust (the "Trust" and, together with Mr. Meruelo, the "Reporting Persons"). Mr. Meruelo is the sole trustee of the Trust, a revocable trust. The Reporting Persons have entered into a Joint Filing Agreement, dated as of October 15, 2026, a copy of which is filed as Exhibit 99.1 hereto.
Address of principal business office or, if none, residence: The address of the principal business office of each Reporting Person is 2500 E. Second Street, Reno, Nevada 89595, Attention: Management Office.
Citizenship: Mr. Meruelo is a citizen of the United States of America. The Trust is a California trust.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: Alex Meruelo: 6,001,029; Trust: 5,960,529
Percent of class: Alex Meruelo: 7.5%; Trust: 7.5%
Sole power to vote or to direct the vote: Alex Meruelo: 0; Trust: 0
Shared power to vote or to direct the vote: Alex Meruelo: 6,001,029; Trust: 5,960,529
Sole power to dispose or to direct the disposition: Alex Meruelo: 0; Trust: 0
Shared power to dispose or to direct the disposition:
Alex Meruelo: 6,001,029; Trust: 5,960,529

The ownership information reported in this Item 4 and on the cover pages is as of October 13, 2026. The percentage ownership set forth in this Schedule 13G is calculated based upon 79,954,196 shares of Common Stock outstanding as of August 27, 2026, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended July 31, 2026, filed with the Securities and Exchange Commission on September 2, 2026.

The Trust may be deemed to beneficially own 5,960,529 shares of Common Stock, all of which are held directly by the Trust.

Because Mr. Meruelo is the sole trustee of the Trust, and to the extent he may be deemed to have or share voting power or investment power with respect to the shares held by his spouse described below, Mr. Meruelo may be deemed to beneficially own 6,001,029 shares of Common Stock. This amount consists of (i) the 5,960,529 shares of Common Stock beneficially owned by the Trust, and (ii) 40,500 shares of Common Stock held by Liset Meruelo, the spouse of Mr. Meruelo. Mr. Meruelo disclaims beneficial ownership of the shares held by Liset Meruelo, except to the extent Mr. Meruelo actually has or shares voting power or investment power with respect to such shares, and the reporting thereof shall not be construed as an admission that Mr. Meruelo is a beneficial owner of such shares.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: Liset Meruelo has the right to receive dividends and sale proceeds with respect to the 40,500 shares of Common Stock held by her, as described in Item 4. These shares represent less than five percent of the outstanding Common Stock.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Exhibits
Exhibit 99.1 - JOINT FILING AGREEMENT

## Signatures
- Alex Meruelo: /s/ Alex Meruelo, Alex Meruelo (10/15/2026)
- Alex Meruelo Living Trust: /s/ Alex Meruelo, Alex Meruelo, Sole Trustee (10/15/2026)